UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 13, 2024, the Compensation Committee of the Board of Directors (the “Board”) of Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (the “Company”) approved the compensations to Mr. Bin (Bill) Fu, the Company’s Chief Executive Officer, Mr. Dawei Chen, the Company’s Chief Financial Officer and Mr. Peng Wang, a director of the Board for their services to the Company from October 1, 2024 to September 30, 2025. Each of Mr. Fu, Mr. Chen and Mr. Wang will receive compensation in the amount of $60,000 per year and each will also be granted 90,000 ordinary shares of the Company that will be vested on September 1, 2025, subject to his remaining in the continuous service of the Company or its affiliates on such date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: December 19, 2024